HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

82-4345

April 24, 2002

02028698

02 APR 30 AM 11:10

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Annual Repot 2001

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.

dw 4/30

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since January 21, 2002.

Document No.	Date Published, or distributed	Document
1	January 21, 2002	SCB bought 600,000 new ordinary shares in Siam Pitiwat Compay Limited
2	January 21, 2002	Changes in the SCB's Board of Directors
3	January 21, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture
4	February 1, 2002	SCB holds 5,250,000 of ITV's warrants by collateral execution
5	February 1, 2002	SCB has invested in ordinary shares of Vina Siam Bank
6	February 4, 2002	Result of ECD Conversion
7	February 21, 202	Submission of the balance sheet (per form C.B.1.1) as at January 31, 2002
8	February 22, 2002	Changes in the SCB's Board of Directors
9	February 22, 2002	The Annual General Meeting of Shareholders and the Omission of Dividend Payment
10	February 27, 2002	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
11	February 28, 2002	Financial Statements for the year ended December 31, 2001

— List of Information furnished to made public and file with the SET distributed since January 21, 2002. (Continued)

Document No.	Date Published, or distributed	Document
12	March 4, 2002	Result of ECD Conversion
13	March 6, 2002	Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares.
14	March 8, 2002	SCB bought 400,000 ordinary shares in Book Club Hudson Advisors Co.,Ltd.
15	March 21, 2002	SCB sold 12,412 shares in Alcan Nikkel Thai Company Limited
16	March 21, 2002	Submission of the balance sheet (per form C.B.1.1) as at February 28, 2002
17	March 25, 2002	SCB sold 41,996 shares in Singburi Sugar Company Limited
18	March 25, 2002	Notice of the expiry date of the warrants to buy preferred shares of Siam Commercial Bank issued by the Ministry of Finance (SCB-C1) and the date of suspension of trading
19	March 27, 2002	Result of warrant exercise for preferred shares
20	April 1, 2002	SCB sold 6,000 shares in Thai Hoya Lens LTD.
21	April 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
22	April 4, 2002	Result of ECD Conversion

— List of Information furnished to made public and file with the SET distributed since January 21, 2002. (Continued)

Document No.	Date Published, or distributed	Document
23	April 4, 2002	Notification of the Resolutions of the Annual General Meeting of Shareholders of the Siam Commercial Bank PCL No. 179

2. Audited Financial Statements

The Bank's Annual Report 2001

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since January 21, 2002.

Document No.	Date Published, or distributed	Document
1	January 21, 2002	Change in the SCB's Board of Directors
2	January 21, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture
3	February 22, 2002	Changes in the SCB's Board of Directors
4	March 27, 2002	Result of warrant exercise for preferred shares
5	April 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Date : January 21, 2002

SCB BOUGHT 600,000 NEW ORDINARY SHARES IN SIAM PITIWAT COMPANY LIMITED

Transaction Date : January 18, 2002

Transaction Asset : New Ordinary Share of Siam Pitiwat Company Limited

Objective : Long-term Investment

Type of Business : Service

Registered Capital : 10,000,000 Baht

Paid-Up Capital : 10,000,000 Baht

Number of Shares : 1,000,000 Shares

Par Value : 10 Baht per Share

Type of Transaction : SCB invested in new ordinary shares of Siam Pitiwat Company Limited

Type of Transaction	Par Value (Baht)	Number of Shares (Shares)	Value of Transaction (Baht)
Ordinary Shares	10.00	600,000	6,000,000

Proportion : After this transaction, SCB will maintain its investment proportion of 99.99%(999,972 shares) in Siam Pitiwat Company Limited

Transaction Size : 0.10% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 450012 21 January 2002

02 APR 30 AM 11:10

President,

The Stock Exchange of Thailand

Re: Changes in the SCB's Board of Directors

At the 2/2002 meeting of the Board of Directors of the Siam Commercial Bank, convened on 21 January 2002, the Board considered the nominations for the directorship, submitted according to the procedure of the Nomination Committee chaired by Mr. Anand Panyarachun, and passed a unanimous resolution to appoint Mr Bodin Asavanich and Mrs. Kannikar Chalitaporn as directors of the Bank to fill the vacated seats. Mr. Bodin Asavanich will also serve as a member of the Executive Committee. Both appointments are effective from 21 January 2002.

The Board also considered the term of office of Khunying Jada Wattanasiritham, the incumbent President. Mr. Vichit Suraphongchai, Chairman of the Executive Committee, proposed that the Board reappoint Khunying Jada Wattanasiritham for a second term of 3 years beginning 1 May 2002. The Board passed a unanimous resolution to approve Khunying Jada Wattanasiritham's reappointment as proposed.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO

C:\Mai_Documents\letter\2545\แจ้งเปลี่ยนแปลงกก.21มค._2-2545.doc

PL 5H-2

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text
No. Tor Thor. 14-450062

21 January , 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of January 16, 2002)

Description	Unit
1. Sold subordinated convertible debentures in first placement	6,000,000
Converted debentures	1,270,110
Debentures requested conversion	-
Outstanding unconverted debentures	4,729,890
2. Common stocks accommodated conversion	200,000,000
Converted - common stocks	42,336,975
Requested - conversion - common - stocks	-
Outstanding common stocks for conversion	157,663,025
3. Debenture-converted-common stocks in this exercise held by Foreign investors	-
Debenture-converted-common stocks in this exercise held by Thai investors	-

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

Date : 01/02/02

Attention : คุณเสาวนีย์

SCB HOLDS 5,250,000 OF ITV'S WARRANTS BY COLLATERAL EXECUTION

Transaction Date : January 31, 2002

Transaction Asset : ITV's Warrant

Involved Parties : Transferor - Siam Media and Communication Co.,Ltd.

Transferee - Siam Commercial Bank Pcl.

Objective : Execute debtor's collateral for loan repayment

Type of Business : UHF Television Station

Registered Capital : Baht 6,000.00 MM.(Paid up Capital 4,250.00 MM.)

Par Value of share : 5 Baht per Share

Number of ITV's Warrants : 50,000,000 units

Type of Transaction : SCB holds ITV's Warrant by collateral execution

Type of Transaction	Par Value Of Warrant (Baht/Unit)	Buying Price (Baht/Unit)	Number of Shares (Shares)	Value of Transaction (Baht)
SCB				
- ITV 's Warrant	-	0.005	10,500,000	52,500.00

Note : On December 17th 2001, ITV Pcl. changed number of warrants from 25,000,000 units to 50,000,000 units , therefore SCB receives ITV's warrant increasing from 5,250,000 units to 10,500,000 units at the decreasing price from 0.01 baht per unit to 0.005 baht per unit.

Proportion Of ITV's Warrant : Before this transaction, SCB holds 7,500,000 units of ITV's Warrant or 15.00% of total warrants

: After this transaction, SCB holds 18,000,000 units of ITV's Warrant or 36.00% of total warrants ,hence it does not come under SET 's rule on connected transaction

Date	: 1 ก.พ. 2545
Attn.	: คุณเสาวนีย์

SCB has invested in ordinary shares of Vina Siam Bank

Transaction Date	:	31 January 2545
Involves Parties	:	Buyer – Siam Commercial Bank PCL Seller – Vietnam Bank for Agriculture and Rural Development (VBA&RD)
Transaction Assets	:	Ordinary shares of Vina Siam Bank
Objective	:	To maintain the share proportion as stated in Bank's Joint Venture Agreement
Type of Business	:	Commercial Bank
Previous Registered Capital	:	USD 15,000,000.00
Type of Transaction	:	VBA&RD sells ordinary shares to SCB
Number of Shares	:	12,000 ordinary shares
Share Proportion	:	8.00% of paid-in capital
Price	:	USD 126.05 per share
Value of Investment	:	USD 1,512,621.03
Proportion of valuation	:	33.00% of paid-in capital
Valuation Method	:	Value at cost plus carrying cost
Anticipated Benefit	:	Dividends
Transaction Size	:	0.1319% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Date : February 4, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of January 2002.

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

PI. 2-450021 February 21, 2002

Subject : Submission of the balance sheet (per form C.B.1.1) as at January 31, 2002

To : President, the Stock Exchange of Thailand

The Bank is pleased to submit a copy of the Summary Statement of Liabilities and Assets (C.B.1.1) as at January 31,2002. This report has already been remitted by electronic media (ELCID) to the Stock Exchange of Thailand.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank Public Company Limited

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and Chief Executive Officer

The Siam Commercial Bank Public Compar Ltd.

ummary Statement of Liabilities and Assets

As of January 31, 2002

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	9,788,089,921.15	Deposits	604,572,612,214.98
Interbank and money market items	86,914,412,954.02	Interbank and money market items	11,388,428,056.23
Securities purchased under resale agreements	21,862,000,000.00	Liabilities payable on demand	2,777,597,183.76
Investments in securities, net	130,756,449,062.10	Securities sold under repurchase agreements	-
(with obligations Baht 17,994,290,000.00)		Borrowings	25,446,764,820.27
Credit advances (net of allowance for doubtful accounts)	424,630,747,732.87	Bank's liabilities under acceptances	551,112,367.28
Accrued interest receivables	2,215,104,949.04	Other liabilities	11,216,500,593.60
Properties foreclosed	11,859,661,623.69	**Total Liabilities**	**655,953,015,236.12**
Customers' liabilities under acceptances	551,112,367.28	**Shareholders' Equity**	
Premises and equipment, net	19,715,686,820.62	Paid-up share capital	
Other assets	11,079,725,333.37	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	22,677,344,310.02
		Other reserves and profit and loss account	9,431,084,068.00
		Total Shareholders' Equity	**63,419,975,528.02**
Total Assets	**719,372,990,764.14**	**Total Liabilities and Shareholders' Equity**	**719,372,990,764.14**
Customers' liabilities under unmatured bills	3,218,260,526.03	Bank's liabilities under unmatured bills	3,218,260,526.03
Total	**722,591,251,290.17**	**Total**	**722,591,251,290.17**

	Baht
Non-Performing Loans	84,076,733,000.00
(18.36 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	24,958,130,867.93
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	77,155,722,407.83
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	8,767,254,538.83
Total liabilities	44,940,150.83
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,864,149,251.03
Letters of credit	7,378,348,604.28

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  - : Premium on preferred share and ordinary share
  - : Appropriated and unappropriated retained earnings as at the end of the year 2000
  - : Legal reserve and other reserve
  - : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  - : Unrealized increment per land and premises appraisal
  - : Currency translation adjustment
  - : Profit of the current year and the year 2001 which is yet to approve by the shareholders' meeting

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

A list of related companies was presented in the notes to the financial statements.

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 450022 22 February 2002

The President,

The Stock Exchange of Thailand

Re: Changes in the SCB's Board of Directors

Dear Sir,

At the Meeting No. 3/2002 of the Board of Directors of The Siam Commercial Bank PCL, held on 22 February 2002, Mr. Masateru Nakamura had tendered his resignation from the position of Director effective on 22 February 2002 owing to his new appointment as General Manager of UFJ Bank Limited, Tokyo Headquarters.

The Board also considered the election of a new director, nominated according to the procedure of the Nomination Committee, then subsequently passed a resolution to appoint Mr. Mahito Kageyama, Senior Executive Officer and Head of Global Banking and Trading Division, UFJ Bank Limited as Director of The Siam Commercial Bank PCL in place of Mr.Nakamura, effective from 22 February 2002.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

The President & CEO

C:\My Documents\My Documents\Director\แจ้งเรื่องMr.Nakamura-ลาออก-ส่งตลาดฯ.doc

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 450021

22 February 2002

The President

The Stock Exchange of Thailand

Re: The Annual General Meeting of Shareholders and the Omission of Dividend Payment

Dear Sir,

The Board of Directors' Meeting of The Siam Commercial Bank No. 3/2002 held on 22 February 2002 passed a resolution on the following matters:

1. The Annual General Meeting of Shareholders No. 179 will be held on 4 April 2002 at 10.00 a.m. at Mahisorn Hall, Siam Commercial Bank, Head Office, 9 Rutchadapisek Road, Jatujak, Bangkok to consider the following agenda:-
   (1) Adoption of the Minutes of the Annual General Meeting of Shareholders No. 178
   (2) Acknowledgement of the Board of Directors' report on Year 2001 operations
   (3) Approval of the Financial Statements for the year ended 31 December 2001 and the omission of dividend payment
   (4) Election of directors to replace the directors retiring by rotation
   (5) Appointment of the auditors and the auditors' fee
   (6) Amendment the Bank's Memorandum No. 3 to add insurance and life insurance brokering to the Bank's objectives
   (7) Amendment the Bank's Memorandum No. 4 on number of common shares and preferred shares that have been changed due to the conversion of preferred shares into common shares in year 2001
   (8) Amendment the Bank's Articles of Association No. 8 so that the Bank can purchase its own stocks in accordance with the Public Limited Companies Act (No. 2) B.E. 2544
   (9) Others (if any)
2. The closing date of Shareholder's register for determining the right to attend the Annual General Meeting of Shareholders No. 179 is from 15 March 2002 at 12.00 noon until the Annual General Meeting of Shareholders is concluded.

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

The President & CEO

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

02 APR 30 AM 11: 10

- Translation from Thai Text -

BSS 450023 February 27, 2002

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on March 22, 2002. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period:	March 8-21, 2002
Exercise date:	March 22, 2002
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 09.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

02 APR 30 AM 11:10

PI. 12-450009

February 28, 2002

Subject : Financial Statements for the year ended December 31, 2001

To : President, the Stock Exchange of Thailand

The Bank would like to submit the financial statements for the year ended December 31, 2001 which have been auditted by the certified external auditor. The statements submitted include a copy in Thai and a copy in English together with the results of operation. The Bank has also remitted the said information to the Stock Exchange of Thailand through electronic media ELCID.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President

PRESS RELEASE

The Siam Commercial Bank PCL announces audited results of operation for the year ended December 31, 2001.

Bank-only Financial Statements

1. Summary of the audited results for the year ended December 31, 2001

The principal items of the operating results were the same as the preliminary results reported on January 18, 2002.

The Bank incurred a net profit of Baht 405 million compared with Baht 3,560 million last year, principally owing to an additional loan loss provision of Baht 9,207 million (2000 : Baht 6,256 million). Net profit before loan loss provision was Baht 9,612 million compared with Baht 9,816 million in 2000. In 2001, the bank's core-business performance has improved due to Baht 1,743 million (8.5%) increase in net interest income and fee & service income to Baht 22,312 million. The bank was also able to reduce non-interest expenses by 7.9% from Baht 14,204 million to Baht 13,079 million.

2. Balance Sheet as at December 31, 2001

Total loans outstanding before allowance for doubtful accounts amounted to Baht 456,267 million, a decrease of Baht 29,584 million or 6.1% from the end of last year. Accrued interest receivables amounted to Baht 2,250 million, a decrease of Baht 605 million from December 2000. Allowance for doubtful accounts and revaluation allowance for debt restructuring as at December 31, 2001 totaled Baht 23,535 million.

Total deposits stood at Baht 600,990 million, an increase of Baht 7,883 million or 1.3% from the end of last year.

Shareholders' equity stood at Baht 61,941 million, equivalent to a book value of Baht 19.8 per share (book value at year-end 2000 : Baht 19.2 per share). Total capital funds were Baht 77,923 million or 16.6 % of total risk assets, of which 10.3% was tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

Non-Performing Loans (NPLs) including Interbank and Money Market Items as at December 31, 2001 amounted to Baht 84,928 million, or 18.5% of total loans, compared with Baht 94,261 million or 19.3% at the end of 2000.

Problem Classified Loans (substandard and lower) at the end of December 31, 2001 stood at Baht 108,679 million, or 23.5% of total classified loans excluding Interbank and Money Market Items. (Dec 2000 : Baht 110,336 million, or 22.4%.)

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 405 million. Income and expenses showed the same trends as in the Bank only results. Fees and service income increased from Baht 5,379 million in 2000 to Baht 5,596 million in 2001. The increase was attributed to the Bank's ability to generate more fee income from credit card business and steadily increasing income from investment banking business of its subsidiaries. Other income and expenses decreased by Baht 1,564 million and Baht 1,284 million, respectively. Last year one of the Bank's real estate subsidiaries sold a large piece of land. The items were duly booked as other income and other expenses (land cost).

As at December 31, 2001, total consolidated assets of the Bank and its subsidiaries were Baht 723,081 million (Dec 2000 : Baht 719,964 million), while consolidated liabilities were Baht 660,205 million (Dec 2000 : Baht 658,920 million), and total shareholders' equity was Baht 62,877 million (Dec 2000 : Baht 61,043 million).

The Siam Commercial Bank PCL
February 28, 2002

www.scb.co.th
Attachment:
Table 1 : Trend of loan portfolio by aging
Table 2 : Classified loans and allowance for doubtful accounts based on Bank of Thailand's regulation

SIAM COMMERCIAL BANK PCL : Trend of Loan Portfolio by Aging

Unit : Million Baht

Total Portfolio Aging Profile													
As of	Total	Normal		1.0-2.9 months		3.0-5.9 months		6.0-11.9 months		+12.0 months		>=3.0 months	
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Dec-99	495,206.7	365,326.6	73.8%	16,218.3	3.3%	11,233.1	2.3%	21,679.9	4.4%	80,748.8	16.3%	113,661.8	22.95%
Mar-00	490,686.1	365,624.3	74.5%	14,973.3	3.1%	10,705.2	2.2%	20,301.0	4.1%	79,082.3	16.1%	110,088.5	22.44%
Jun-00	481,615.3	365,428.0	75.9%	14,886.7	3.1%	6,311.2	1.3%	12,947.7	2.7%	82,041.7	17.0%	101,300.6	21.03%
Sep-00	487,704.4	386,444.1	79.2%	8,097.2	1.7%	6,732.9	1.4%	8,875.5	1.8%	77,554.6	15.9%	93,163.0	19.10%
Dec-00	488,025.9	381,454.4	78.2%	12,309.8	2.5%	7,741.5	1.6%	7,838.6	1.6%	78,681.6	16.1%	94,261.7	19.31%
Jan-01	492,700.5	382,948.1	77.7%	12,613.5	2.6%	9,937.6	2.0%	8,825.1	1.8%	78,376.2	15.9%	97,138.9	19.72%
Feb-01	492,090.3	378,391.2	76.9%	15,844.8	3.2%	10,126.0	2.1%	7,262.4	1.5%	80,465.9	16.4%	97,854.3	19.89%
Mar-01	491,120.1	379,363.7	77.2%	10,891.9	2.2%	11,483.8	2.3%	9,206.7	1.9%	80,174.0	16.3%	100,864.5	20.54%
Apr-01	490,552.4	380,410.5	77.5%	9,725.9	2.0%	11,326.3	2.3%	9,962.2	2.0%	79,127.5	16.1%	100,416.0	20.47%
May-01	482,523.7	357,754.2	74.1%	23,960.1	5.0%	9,469.3	2.0%	12,362.9	2.6%	78,977.2	16.4%	100,809.4	20.89%
Jun-01	476,331.8	365,952.0	76.8%	10,826.7	2.3%	7,395.5	1.6%	14,725.0	3.1%	77,432.6	16.3%	99,553.1	20.90%
Jul-01	477,886.7	360,410.4	75.4%	11,488.0	2.4%	13,255.0	2.8%	14,416.5	3.0%	78,316.8	16.4%	105,988.3	22.18%
Aug-01	482,523.0	365,803.3	75.8%	9,819.6	2.0%	16,777.7	3.5%	10,736.3	2.2%	79,386.1	16.5%	106,900.1	22.15%
Sep-01	481,099.3	361,906.1	75.2%	13,588.6	2.8%	13,135.6	2.7%	16,264.6	3.4%	76,204.4	15.8%	105,604.6	21.95%
Oct-01	470,580.0	359,098.1	76.3%	10,817.2	2.3%	9,797.3	2.1%	15,446.8	3.3%	75,420.6	16.0%	100,664.7	21.39%
Nov-01	465,784.1	357,802.1	76.8%	8,012.4	1.7%	8,939.3	1.9%	16,976.3	3.6%	74,054.0	15.9%	99,969.6	21.46%
Dec-01	459,053.3	364,215.9	79.3%	9,909.2	2.2%	5,941.3	1.3%	10,512.4	2.3%	68,474.4	14.9%	84,928.2	18.50%

Note : Loans stated at principal amount only

Loans per the above table included interbank and money market items

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	December 01		December 00	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	334,318.7	2,007.3	352,240.9	2,071.9
Special Mention	18,702.1	153.9	29,983.9	348.0
Substandard	26,175.9	833.7	22,559.8	1,458.9
Doubtful	22,099.9	4,356.8	14,963.3	2,777.7
Doubtful Loss	60,403.6	-	72,812.7	-
Total	461,700.2	7,351.7	492,560.6	6,656.5
General Allowance		8,414.7		8,500.5
Revaluation Allowance for Debt Restructuring		7,768.6		7,651.4
Total Allowance		23,535.0		22,808.4

Problem Classified Loans (Substandard and lower)	108,679.4		110,335.8	
% of Total Classified Loans Excluding Interbank and Money Market Items	23.5%		22.4%	

Note : Loans stated at principal amount plus unpaid accrued interests and related claims, excluding interbank and money market items.

Date : March 4, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of February 2002.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

02 APR 30 AM 11:10

- TRANSLATION FROM THAI TEXT -

BSS 450027 March 6, 2002

President,

The Stock Exchange of Thailand

Re: Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

Since March 31, 2002 is a bank holiday, the conversion date will be changed as follows:

Conversion Notice	March 15 – 29, 2002
Exercise Date	March 29, 2002
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are:
	1. form of conversion notice as prescribed by the Bank;
	2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President

Date : March 8, 2002

Attention : คุณเสาวนีย์

SCB BOUGHT 400,000 ORDINARY SHARES IN BOOK CLUB HUDSON ADVISORS CO., LTD.

Transaction Date	:	March 7, 2002
Seller	:	Hudson Advisors Asia Pacific, Ltd.
Transaction Asset	:	Ordinary Share of Book Club Hudson Advisors Co., Ltd.
Objective	:	Long-term Investment
Type of Business	:	Servicer
Registered Capital	:	10,000,000 Baht
Paid-Up Capital	:	6,388,889 Baht
Number of Shares	:	1,000,000 Shares
Par Value	:	10 Baht per Share (Paid up 6.388889 Baht per Share)
Type of Transaction	:	SCB purchased ordinary shares of Book Club Hudson Advisors Co., Ltd.

Type of Transaction	Number of Shares (Shares)	Share Price (Baht)	Value of Transaction (Baht)
Ordinary Shares	400,000	6.96	2,784,000.00

Proportion	:	After this transaction, SCB will hold 40.00% stake in Book Club Hudson Advisors Co., Ltd.
Transaction Size	:	0.001% of Net Assets, hence it does come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Date	: 21/03/45
Attention	: คุณเสาวนีย์

SCB SOLD 12,412 SHARES IN ALCAN NIKKEI THAI COMPANY LIMITED

Transaction Date	: March 20,2002
Involved Parties	: Buyer – Mr. Udom Chongtrakulsiri Mr.Meathee Montamkarn Seller – Siam Commercial Bank PCL. (SCB)
Transaction Asset	: Ordinary Share of Alcan Nikkei Thai Co.,Ltd.
Objection	: To Reduce Investment Proportion of SCB in Alcan Nikkei Thai Co.,Ltd.
Type of Business	: Import, export and manufacturing aluminum extrusions, and fabricated products.
Registered Capital	: 100,000,000 Baht
Paid – Up Capital	: 100,000,000 Baht
Number of Shares	: 100,000
Par Value	: 1,000 Baht per Share
Type of Transaction	: SCB sold in ordinary shares of Alcan Nikkei Thai Co.,Ltd.
Number of Shares	: 12,412
Selling Price	: 1,577.9627813 Baht per Share
Value of Transaction	: 19,585,674.04 Baht
Proportion	: SCB will not maintain its investment proportion in Alcan Nikkei Thai Co.,Ltd. After completing this transaction
Transaction Size	:0.0582% of SCB's shareholder's equity ,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

PI. 2-450037 March 21, 2002

Subject : Submission of the balance sheet (per form C.B.1.1) as at February 28, 2002

To : President, the Stock Exchange of Thailand

The Bank is pleased to submit a copy of the Summary Statement of Liabilities and Assets (C.B.1.1) as at February 28,2002. This report has already been remitted by electronic media (ELCID) to the Stock Exchange of Thailand.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank Public Company Limited

(Mr.Yokporn Tantisawetrat)

Executive Vice President

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of February 28, 2002

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	9,914,919,529.63	Deposits	609,356,625,097.55
Interbank and money market items	94,486,509,031.34	Interbank and money market items	13,279,223,745.27
Securities purchased under resale agreements	19,838,000,000.00	Liabilities payable on demand	5,092,159,831.45
Investments in securities, net	128,606,474,897.81	Securities sold under repurchase agreements	-
(with obligations Baht 17,994,290,000.00)		Borrowings	25,381,470,210.99
Credit advances (net of allowance for doubtful accounts)	426,816,943,778.80	Bank's liabilities under acceptances	500,935,001.95
Accrued interest receivables	2,508,028,483.97	Other liabilities	10,795,262,019.77
Properties foreclosed	11,845,787,790.89	**Total Liabilities**	**664,405,675,906.98**
Customers' liabilities under acceptances	500,935,001.95	**Shareholders' Equity**	
Premises and equipment, net	19,688,444,739.76	Paid-up share capital	
Other assets	14,269,433,034.80	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	23,056,051,883.52
		Other reserves and profit and loss account	9,702,201,348.45
		Total Shareholders' Equity	**64,069,800,381.97**
Total Assets	**728,475,476,288.95**	**Total Liabilities and Shareholders' Equity**	**728,475,476,288.95**
Customers' liabilities under unmatured bills	3,355,308,998.60	Bank's liabilities under unmatured bills	3,355,308,998.60
Total	**731,830,785,287.55**	**Total**	**731,830,785,287.55**

	Baht
Non-Performing Loans	85,725,366,000.00
(18.54 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	24,815,013,769.37
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	77,142,383,868.88
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	8,816,410,047.48
Total liabilities	24,974,941.38
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,106,443,448.06
Letters of credit	6,667,460,696.98

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  - : Premium on preferred share and ordinary share
  - : Appropriated and unappropriated retained earnings as at the end of the year 2000
  - : Legal reserve and other reserve
  - : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  - : Unrealized increment per land and premises appraisal
  - : Currency translation adjustment
  - : Profit of the current year and the year 2001 which is yet to approve by the shareholders' meeting

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

A list of related companies was presented in the notes to the financial statements.

Date : 25/03/45

Attention : คุณเสาวนีย์

SCB SOLD 41,996 SHARES IN SINGBURI SUGAR COMPANY LIMITED

Transaction Date : March 22, 2002

Involved Parties : Buyer – Ms.Vivan Panichwong
Ms.Taneeya Panichpichetwong
Ms.Jintana Tuntiket
Mr.Arnuparp Panichpichetwong
Seller – The Siam Commercial Bank PCL. (SCB)

Transaction Asset : Common Share of Singburi Sugar Company Limited

Objective : To Decrease Investment Portion of SCB in Singburi Sugar Company Limited

Type of Business : Sugar Factory

Registered Capital : 75,000,000 Baht

Paid-Up Capital : 75,000,000 Baht

Number of Shares : 300,000 Shares

Par Value : 250 Baht per Share

Type of Transaction : SCB decreased its investment proportion in Singburi Sugar Company Limited.

Number of Shares : 41,996 Shares

1. Ms.Vivan Panichwong in the amount of 10,499 shares
2. Ms.Taneeya Panichpichetwong in the amount of 10,499 shares
3. Ms.Jintana Tuntiket in the amount of 10,499 shares
4. Mr.Arnuparp Panichpichetwong in the amount of 10,499 shares

Selling Price : 1.50 Baht per Share

Value of Transaction : 62,994 Baht

Proportion : SCB will maintain its investment proportion of 5.00% in Singburi Sugar Company Limited after completing this transaction.

Transaction Size : 0.2617% of SCB's shareholder's equity, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

BSS 2-450065 March 25, 2002

President
The Stock Exchange of Thailand

Re: Notice of the expiry date of the warrants to buy preferred shares of Siam Commercial Bank issued by the Ministry of Finance (SCB-C1) and the date of suspension of trading

Dear sir,

In reference to the upcoming expiry on May 10, 2002 of 1,250,000,000 3-year warrant units to buy preferred shares of Siam Commercial Bank issued by the Ministry of Finance (SCB-C1), please be advised that the last day for holders of SCB-C1 to exercise their rights is May 10, 2002.

Exercise Ratio	1 unit of derivative warrant will entitle the holder thereof to purchase 1 preferred share (from the Ministry of Finance).
Exercise Price	Baht 29.46 per share.
Last Exercise Date	May 10, 2002
Period for Exercise Right	every business day.
Exercise Procedure	(1) Holder of warrants shall have to file notice of exercise with the broker in accordance with the form and procedures as prescribed by the broker before 10:00 hrs. of such exercise date. (2) At the time of filing the notice of exercise, the holder of warrants shall have to have warrants certificate deposited with the broker in full amount for which it needs to exercise. (3) Holder of warrants shall have to make payment for the exercise price and any other costs for such exercise to its broker within the period determined by the SET (presently within 3 business days after the exercise date).
Places for Exercise	Any securities company which is securities trading broker of such warrants holder.

We request the SET to post an SP sign on SCB- C1 on the final exercise date, May 10, 2002, in compliance with the SET's rules on trading and exercise of warrants.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 450042 March 27, 2002

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For March 22, 2002 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management and Planning Division

Date : 01/04/45

Attention : คุณเสาวนีย์

SCB SOLD 6,000 SHARES IN THAI HOYA LENS LTD.

Transaction Date	: March 29,2002
Involved Parties	: Buyer – Thai Hoya Holdings Limited. Seller – Siam Commercial Bank PCL. (SCB)
Transaction Asset	: Ordinary Share of Thai Hoya Lens Ltd.
Objection	: To Reduce Investment Proportion of SCB in Thai Hoya Lens Ltd.
Type of Business	: Sole distributor of Lens for the glasses and equipments
Registered Capital	: 2,000,000 Baht
Paid – Up Capital	: 2,000,000 Baht
Number of Shares	: 40,000 Shares
Par Value	: 50 Baht per Share
Type of Transaction	: SCB sold in ordinary shares of Thai Hoya Lens Ltd.
Number of Shares	: 6,000 Shares
Selling Price	: 3,131.84 Baht per Share
Value of Transaction	: 18,791,040 Baht
Proportion	: SCB will maintain its investment proportion 2,000 shares of Thai Hoya Lens Ltd., which is equivalent 5.00 percent the company's registered capital.
Transaction Size	: 0.3626% of SCB's Net Income , Hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

ATT K เฉลิมวิไล
02 3571009-11
2ใบนี้

BSS 450045 April 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 29, 2002 exercise date, applications for conversion were for 96,418,336 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(248,590,090)	Shares
Conversion per this exercise date (March 29, 2002)	(96,418,336)	Shares
Convertible preferred shares outstanding	2,155,049,241	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	248,590,090	Shares
Conversion per this exercise date (March 29, 2002)	96,418,336	Shares
Total ordinary shares outstanding	976,105,474	Shares
No. of new converted shares held by **foreign** shareholders	93,877,601	Shares
No. of new converted shares held by **local** shareholders	2,540,735	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

Date : April 4, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of March 2002.

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai text

BSS. 450049 April 4, 2002

The President

The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 179

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Thursday, April 4, 2002 beginning at 10.00 a.m., had passed the following resolutions:

1. It was resolved by the majority votes to approve the Minutes of the Annual General Meeting of Shareholders No. 178, dated April 9, 2001.
2. The Board of Directors' report on year 2001 operations was acknowledged.
3. It was resolved by the majority votes to approve the financial statements for the year ended December 31, 2001 which have been audited and certified by the auditor, and to acknowledge the non-payment of dividend for the year 2001.
4. It was unanimously resolved to re-elect the directors who retired by rotation. The directors elected were:
   (1) M.R. Disnadda Diskul
   (2) Mr. John William Hancock
   (3) Mr. Chirayu Isarangkun Na Ayuthaya
   (4) Mr. Vichit Suraphongchai
5. It was resolved by the majority votes to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Miss Jongjitt Leekpai or Mr. Niti Jeungnitniran as the Bank's auditors for the year 2002 with the auditing fee and other related fees in the amount of Baht 8.51 Million, consisting of the Bank's auditing fee in the amount of Baht 5.56 Million and foreign branches of the Bank's auditing fee in the amount of Baht 2.95 Million.
6. It was resolved by the majority votes to approve the amendment to Clause 3 of the Bank's Memorandum of Association for adding the objective for conducting the business of being broker in respect of life and non-life insurance by way of adding (i) of item (1) to the objectives as follows:

   "(i) To engage in the business of being broker for life and non-life insurance"

   The Meeting also delegated the power to the Board to make any amendment to the languages provided in such (i) as shall have been approved by the Meeting in order for them to be in compliance with the registrar's order, which the registrar may give such order at the time of filing the application for registration of amendment to the Bank's Memorandum of Association.

7. It was resolved by the majority votes to approve the amendment to Clause 4 of the Bank's Memorandum of Association in order for it to be in line with the conversion of convertible preferred shares into ordinary shares in year 2001 by using the following words as replacement of the existing Clause 4:

"Clause 4	Registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of :		
	Ordinary shares	1,057,350,163 shares	(One Thousand Fifty Seven Million Three Hundred Fifty Thousand One Hundred and Sixty Three Shares)
	Preferred shares	5,942,649,837 shares	(Five Thousand Nine Hundred Forty Two Million Six Hundred Forty Nine Thousand Eight Hundred and Thirty Seven Shares)"

8. It was unanimously resolved to approve the amendment to Article 8 of the Bank's Articles of Association in order for it to be line with Public Limited Company Act (No.2) B.E. 2544 by using the following word as replacement of existing Article 8:

"Article 8 *In respect of the shares of the company, the company itself may, as prescribed by the provision* of law, hold its shares, but may not accept them as collateral.

Rights and duties of the company as the shareholder of its own shares as stated in preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws."

The Meeting also delegated the power to the Board to make any amendment to the languages provided in such Article 8 as shall have been approved by the Meeting in order for them to be in compliance with the registrar's order, which the registrar may give such order at the time of filing the application for registration of amendment to the Bank's Articles of Association.

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President, Risk Management & Planning Division

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 450012 21 January 2002

President,

The Stock Exchange of Thailand

Re: Changes in the SCB's Board of Directors

At the 2/2002 meeting of the Board of Directors of the Siam Commercial Bank, convened on 21 January 2002, the Board considered the nominations for the directorship, submitted according to the procedure of the Nomination Committee chaired by Mr. Anand Panyarachun, and passed a unanimous resolution to appoint Mr Bodin Asavanich and Mrs. Kannikar Chalitaporn as directors of the Bank to fill the vacated seats. Mr. Bodin Asavanich will also serve as a member of the Executive Committee. Both appointments are effective from 21 January 2002.

The Board also considered the term of office of Khunying Jada Wattanasiritham, the incumbent President. Mr. Vichit Suraphongchai, Chairman of the Executive Committee, proposed that the Board reappoint Khunying Jada Wattanasiritham for a second term of 3 years beginning 1 May 2002. The Board passed a unanimous resolution to approve Khunying Jada Wattanasiritham's reappointment as proposed.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO

C:\Mai_Documents\letter\2545\แจ้งเปลี่ยนแปลงกก.21มค._2-2545.doc

PL 5H-2

Translation from Thai Text

No. Tor Thor. 14-450062 21 January , 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of January 16, 2002)

Description	Unit
1. Sold subordinated convertible debentures in first placement	6,000,000
Converted debentures	1,270,110
Debentures requested conversion	-
Outstanding unconverted debentures	4,729,890
2. Common stocks accommodated conversion	200,000,000
Converted - common stocks	42,336,975
Requested - conversion - common - stocks	-
Outstanding common stocks for conversion	157,663,025
3. Debenture-converted-common stocks in this exercise held by Foreign investors	-
Debenture-converted-common stocks in this exercise held by Thai investors	-

Respectfully yours,

The Siam Commercial Bank Public Company Limited

Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 450022 22 February 2002

The President,

The Stock Exchange of Thailand

Re: Changes in the SCB's Board of Directors

At the Meeting No. 3/2002 of the Board of Directors of The Siam Commercial Bank PCL, held on 22 February 2002, Mr. Masateru Nakamura had tendered his resignation from the position of Director effective on 22 February 2002 owing to his new appointment as General Manager of UFJ Bank Limited, Tokyo Headquarters.

The Board also considered the election of a new director, nominated according to the procedure of the Nomination Committee, then subsequently passed a resolution to appoint Mr. Mahito Kageyama, Senior Executive Officer and Head of Global Banking and Trading Division, UFJ Bank Limited as Director of The Siam Commercial Bank PCL in place of Mr.Nakamura, effective from 22 February 2002.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

The President

C:\My Documents\My Documents\Director\แจ้งเรื่องMr.Nakamura-ลาออก-ส่งตลาดฯ.doc

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 450042 March 27, 2002

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For March 22, 2002 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management and Planning Division

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 450045 April 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 29, 2002 exercise date, applications for conversion were for 96,418,336 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(248,590,090)	Shares
Conversion per this exercise date (March 29, 2002)	(96,418,336)	Shares
Convertible preferred shares outstanding	2,155,049,241	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	248,590,090	Shares
Conversion per this exercise date (March 29, 2002)	96,418,336	Shares
Total ordinary shares outstanding	976,105,474	Shares
No. of new converted shares held by **foreign** shareholders	93,877,601	Shares
No. of new converted shares held by **local** shareholders	2,540,735	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

PL 5H-2